

MAIL STOP 3010

June 10, 2009

Kevin A. Shields, President
The GC Net Lease REIT, Inc.
2121 Rosecrans Ave., Ste 3321
El Segundo, CA 90245

> **Re: The GC Net Lease REIT, Inc.**
> **Registration Statement on Form S-11**
> **File No. 333-159167**
> **Filed May 12, 2009**

Dear Mr. Shields:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

2.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief

granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

3.   Please update your financial information throughout the prospectus in accordance with Rule 3-12 of Regulation S-X.

4.   We note that you commenced a private placement on February 20, 2009 that will terminate upon the commencement of this offering. Please provide us with a detailed legal analysis of whether the private offering should be integrated with the public offering. Please note that we view the filing of a registration statement as the commencement of a public offering and a general solicitation. Please refer to Securities Act Release 33-8828 (August 3, 2007), located at http://www.sec.gov/rules/proposed/2007/33-8828fr.pdf.

Prospectus Cover Page

5.   Please revise to limit the disclosure in your prospectus cover page to one page. Please refer to Item 501(b) of Regulation S-K. Consider omitting from the cover page information regarding your sponsor and the acquisition of your initial properties.

6.   We note the first bullet point risk factor, which states that you have a limited operating history. Considering that you have acquired your only properties very recently, it appears that you have virtually no operating history. In addition, we note that this offering is a blind pool. Please revise this bullet point to focus on the blind pool nature of your offering and omit the statement that you have a limited operating history. Provide conforming disclosure in the Risk Factors section of the prospectus.

7.   Please expand the second bullet point to more clearly state that there is no minimum offering amount and that your ability to purchase a diverse properties will be dependent on your ability to raise funds in this offering. Provide conforming disclosure in the Risk Factors section of the prospectus.

Questions and Answers About This Offering, page 1

8.   You currently repeat some information in both your Q&A and summary section. In addition, some of the detailed disclosure in this section may be more appropriate for the body of the prospectus. For example, detailed disclosure regarding the experience of your officers and directors is more appropriate for the body of the prospectus than the summary or Q&A. Please revise to limit your disclosure here to those aspects of the offering that are the most significant,

highlight those points in clear, plain language, and eliminate more detailed and repetitive disclosure.

Will I be notified of how my investment is doing, page 10

9. Please revise to clarify if offerings under your distribution reinvestment plan are included in determining when your last offering is completed.

Prospectus Summary, page 11

10. Please revise to provide a brief summary of your borrowing and leverage policies.

The GC Net Lease REIT, Inc., page 11

11. Please clarify if there is a maximum offering amount and the price per share for your private placement.

Our Management, page 11

12. We note disclosure on page 11 that "certain of our executive officers" are affiliated with your advisor. Please revise clarify if you will have any officers that are not affiliated with your sponsor, advisor, or their affiliates.

Conflicts of Interest, page 13

13. Please revise to disclose the conflict that is presented by your ability to buy and sell properties with your sponsor, advisor, or their affiliates. The disclosure on page 91 indicates that affiliates are able to receive fees from both sides of a related party transaction. This ability should be included in your revisions here.

Compensation to Our Advisor and its Affiliates, page 13

14. We note that the table assumes 60% leverage. We also note disclosure on page 51, which states that you "anticipate" using 60% leverage but your charter permits you to borrow up to 75% of the cost of your assets. Please revise the table to reflect your maximum leverage levels, rather than the 60% leverage that you anticipate using. Provide conforming changes to the Use of Proceeds section and to the compensation disclosure beginning on page 80.

15. We note the disclosure regarding property management fees with the recipient listed as "Property Manager" in the left hand column. Please revise your summary disclosure starting on page 11 to identify and describe your property manager.

Risk Factors, page 18

16.   We note the qualifying disclosure in the introductory paragraph that the risk described in this section are not the only ones you face and that you are subject to additional risks not known. This section is intended to disclose all material risk. Please revise to remove the noted qualifications.

Our advisor and its officers and certain of our key personnel will face competing demands…., page 21

17.   Please revise the narrative of this risk factor to quantify the number of other programs that your officers must devote their time to.

Risks Related to Conflicts of Interest, page 21

18.   Please revise to provide a risk factor that discusses the conflict that arises if you are advised to internalize your advisor. Also, discuss the difficulty of retaining the key personnel in an internalization transaction because such personnel would likely be involved with your affiliates.

We may face a conflict of interest if we purchase properties from affiliates of our advisors, page 22

19.   Please revise the disclosure here to clarify that your affiliates will be able to receive fees from both sides of a related party transaction.

We will not calculate the net asset value per share of our shares until 18 months…., page 26

20.   We note the disclosure here that investors will not be able determine the true value of their shares "during this offering." It would appear that the lack of value disclosure exists beyond the completion of this offering. As such, please revise to reflect that non-disclosure would extend beyond this offering and during follow on offerings. Also, please clarify your reference to "true value" in this narrative.

Adverse economic conditions may negatively affect our property values, returns, and profitability, page 30

21.   We note the first bullet point disclosure that poor economic times may result in tenants' default under your lease; however, the bulk of the disclosure addresses the effect on property values. Please provide a separate risk factor addressing the impact of the economic downturn on tenants and increasing vacancy rates for commercial properties. Specifically discuss how increases in vacancy would impact you.

Our Real Estate Investments, page 43

22.   Please provide the date that you acquired the Griffin Properties. If you have not yet acquired the properties, please revise the disclosure to clarify that you do not currently hold these properties, the date that you expect to acquire the properties, and any conditions to completing the acquisition.

23.   We note that the two Griffin properties had a total valuation of $54.7 million. Please revise to clarify how the disclosed value was determined. Also, please revise to disclose when the Griffin affiliates acquired the property and their cost for the property, including the cost of any improvements.

The Griffin Properties, page 43

24.   We note that the valuations of properties to be contributed to you are supported by appraisals performed by independent appraisers and that you cannot ensure the accuracy or completeness of certain information contained within such appraisals. As such, please provide us with management's analysis supporting a conclusion that these independent appraisers are not experts. Alternatively, please name the third parties and provide the appropriate consents.

Chicago Bridge & Iron, page 44

25.   On page 45, we note that the tenant has the right to terminate the lease, under "certain conditions." Please revise to elaborate on the early termination provision of your lease with this tenant as it would appear to have a significant impact on your cash flows.

Our Acquisition Indebtedness, page 46

26.   Please revise to clarify whether you would use offering proceeds towards the payment of principal and interest due on your acquisition indebtedness if cash flow from operations are insufficient to cover the payments when due.

Changes in Investment Policies and Limitations, page 56

27.   Please revise to clarify if the board may change investment policies that would lead to your loss of REIT status without the approval of stockholders.

Executive Officers and Directors, page 59

28.   We note the disclosure under "Compensation Committee," which states that you do not have any employees and do not intend to pay your executive officers in the near future. Please revise the disclosure under "Executive Officers and Directors" to clarify, if true, that these individuals are employees of your Advisor. Also,

please disclose the approximate amount of time that each of your executive officers will devote to your business.

29.	Please revise to clarify Gregory Cazel's business experience during the last five years.

The Advisory Agreement, page 69

30.	We note from the first bullet point on page 70 that you may reimburse fees and expenses payable to unaffiliated persons incurred in connection with the selection and acquisition of properties. Please revise to clarify whether the advisor is permitted, under the terms of the advisory agreement, to contract with unaffiliated third parties to find, evaluate, and recommend investment opportunities to you. If so, please clarify whether your advisor will be entitled to the 2.5% acquisition fee in connection with properties that are identified and recommended by unaffiliated third parties.

31.	We note that the last bullet point on page 71 states that you are obligated to reimburse your advisor for all other out of pocket cost necessary for your operation. Please revise to clarify if this means you will reimburse your advisor for salaries paid to your officers and other advisor personnel involved with your asset management.

Our Sponsor and its Principals, page 71

32.	Please limit the discussion of prior experience to that of your sponsor and its affiliates. The tabular disclosure on pages 73-78 is not appropriate because it may suggest to investors that the sponsor was associated with these transactions. In addition, experience related to real estate transactions, some of which occurred more than 20 years ago, appears to have very little relevance to your investment objective of acquiring and holding a portfolio of net-leased properties. Please remove this table from your prospectus.

Management Compensation, page 80

33.	We note that where your advisor provides a "substantial" amount of services, it is entitled to a disposition fee. Please revise to clarify if substantial means that you would not be obligated to pay selling commissions to any other party.

34.	We note the three types of subordinated fees payable in the liquidation/listing stage. Please revise to clarify which of the three apply to a liquidity event that involves a business combination with another entity. Clarify if such fee is payable regardless of whether the transaction involves an entity that is affiliated or unaffiliated.

35.   Refer to footnote 5. Please revise to clarify whether 6% is an absolute cap on
        acquisition fees and expenses or if you may pay more than 6% if such fees and
        expenses are deemed reasonable. Also, please clarify who determines whether
        fees are reasonable.

36.   Based on footnote 7 to your tabular disclosure of management compensation,
        your advisor must reimburse you for operating expenses incurred over certain
        limitations unless a majority of your independent directors has determined that
        such excess expenses were justified based on unusual and non-recurring factors.
        Clarify in your footnote what you mean by "unusual and non-recurring factors"
        and specify within your disclosures what you consider to be such factors.

Conflicts of Interest, page 87

Interests in Other Real Estate Programs, page 88

37.   Please revise to quantify the number of programs subject to this conflict of
        interest.

Other Activities of Our Advisor and its Affiliates, page 89

38.   We note disclosure here addressing the situation where you acquire properties
        from affiliates. Please revise to address the conflict that arises when you sell
        properties to affiliates and if there are any limitations on the sale price.

Receipt of Fees and Other Compensation by Our Advisor and its Affiliates, page 90

39.   We note the second bullet point under this heading. The disclosure suggests that
        asset management fees eventually will be based on the performance of the
        property. Please reconcile this statement with the disclosure in footnote 6 on page
        84, which states that the asset management fee will be based on the aggregate
        GAAP basis book carrying value of your assets.

40.   We note the disclosure at the bottom of page 90 that your independent directors
        will review your advisor's performance and may institute "any and all remedies."
        Please revise to discuss the remedies available to your independent directors. The
        risk factor that beings on page 22 and continues onto page 23 appears to indicate
        that termination is the only available remedy and that such action, even if it is in
        your best interest, may result in substantial fees.

Plan of Operation

Overview, page 94

41.   You note that the par value of your preferred shares is $0.0001 per share. Please
        reconcile this with other disclosures within your document where you note the par
        value of your preferred shares to be $0.001 per share.

Summary of Critical Accounting Policies

Minority Interest in Consolidated Subsidiary, page 97

42.   Within your discussion of the adoption of SFAS 160, please define your use of
        the term "new income".

Prior Performance Summary, page 100

Private Programs – Overview, page 100

43.   Please revise to clarify the beginning date of the first offering for the 18 programs
        summarized here.

Other Private Programs and Sponsor Investments, page 110

44.   We note that you have disclosed the aggregate value of the sponsor's acquisitions
        for its own account. Please disclose the number of properties represented by this
        value. Explain how you determined this valuation amount. Also, please disclose
        the aggregate acquisition cost of these properties and how you calculated the
        aggregate acquisition cost.

45.   Please tell us why you have limited the detailed description of your sponsor's
        investments to the seven examples included in the prospectus.

46.   Disclosure of annual revenues for the sponsor's investments should be balanced
        with disclosure of annual expenses, including debt service. Please revise to
        provide more balanced disclosure or remove the revenue information.

Distribution Policy and Distributions, page 139

47.   Please disclose the date of the initial distribution. If you do not intend to make
        the initial distribution until after the effective date of the registration statement,
        please tell us your basis for disclosing a projected distribution. Refer to Item
        10(b) of Regulation S-K.

48.   If your disclosure relates to an actual rather than a projected distribution, please
        revise the disclosure to remove the annualized distribution rate of 6.75%. It is not

appropriate to annualize your distribution payments until you have had at least two consecutive full quarters of distributions. Also, please revise to disclose the amount of the 2nd Quarter distributions that were paid from sources other than cash flows from operations and identify the source of cash for those payments.

49.   Please revise to disclose whether you are restricted by your charter or bylaws, or by company policy, from borrowing funds or selling assets in order to fund distribution payments. Provide similar disclosure in the Summary or Q&A section of the prospectus.

Description of Shares, page 135

50.   Please revise to disclose whether you will calculate net asset value per share and, if so, whether you will disclose NAV per share to your investors. We note that you will redeem shares at NAV per share after 18 months following your last completed offering; however, it is not clear whether this information will be available to investors before that time.

Share Redemption Program, page 145

51.   We note disclosure that if you are not able to honor all redemption requests that such excess request will be honored on a pro rata basis in subsequent periods where you are fulfilling such request. To the extent that a request is fulfilled over several periods due to insufficient funds or a suspension, please revise to clarify if the Redemption Amount will be based on the amount when the initial request was made or when the request is fulfilled.

Prior Performance Tables

Table I, page A-3

52.   Please explain to us why you have included the "Multi-Tenant Assets" column for this table. Please provide additional footnotes to explain the relevance of this column.

Financial Statements

Notes to the Consolidated Balance Sheet

2. Summary of Significant Accounting Policies

Real Estate Purchase Price Allocation, page F-5

53.   Considering that the company has not yet begun operations, please tell us the significance of noting that management will account for all acquisitions under SFAS 141 as SFAS 141(R) is effective for you as of January 1, 2009.

54.   Please tell us and disclose whether management has taken into account below
        market renewal options in determining the amortization period of the below-
        market lease intangibles.

4. Commitments and Contingencies

Share Redemption Program, page F-13

55.   We note that your common stock is redeemable at the option of the holder. Please
        explain to us, and enhance your financial statement disclosure to discuss, how you
        intend to account for your redeemable common stock in accordance with EITF
        Topic No. D-98 and SFAS 160.

56.   We note that the limited partners of the Operating Partnership have certain
        redemption rights. Please tell us how the Operating Partnership will record the
        non-controlling interests on their balance sheet effective January 1, 2009. It
        appears that these non-controlling interests are redeemable for cash or Company
        shares outside of the control of the Operating Partnership and at the sole
        discretion of the Company. If these interests are redeemable outside of the
        control of the Operating Partnership then it would appear that they should be
        recorded outside of permanent equity. If this is not the case, please explain. In
        addition, if the Operating Partnership records these interests outside of permanent
        equity it would follow that the REIT would do the same. See paragraph 27 of
        SFAS 160.

5. Subsequent Events (Unaudited)

57.   We note that the Griffin properties will be contributed to you only upon reaching
        the minimum offering in your Private Offering. As it appears that you have met
        such minimum offering per your disclosure on page 2 indicating you have raised
        $1.2 million as of May 6, 2009, please revise your disclosure to indicate such.

Unaudited Pro Form Financial Information

Adjustments to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-22

58.   Please revise your pro forma financial statements to present historical information
        of the Company and each of the contributed properties in separate columns.
        Additionally, please make adjustments to the historical amounts that would result,
        if any, upon transfer or as if the transfer had occurred as of January 1, 2008.
        Please ensure that each adjustment is easily identifiable and cross-referenced to
        the appropriate adjustment explanation.

59.   It appears that you intend to record the transfer of the properties from Griffin to
       GC Net Lease REIT, Inc. as a purchase, which would require a step-up in basis.
       Please tell us and disclose management's basis for determining that purchase
       accounting is appropriate as it appears that these entities were under common
       control. Please cite accounting literature relied upon within your response.

60.   Please tell us your basis for including the issuance of 129,032 shares within your
       pro-forma financial statements. If it is still deemed appropriate to include, please
       tell us how you calculated the pro forma amount for your common stock as noted
       within adjustment A reflected in your unaudited pro forma condensed
       consolidated balance sheet.

Exhibits

61.   Note 5 to your financial statements refers to contribution agreements related to
       your acquisition of the Griffin Properties. Please file the contribution agreements
       as exhibits to the registration statement, as required by Item 601(b)(10) of
       Regulation S-K.

62.   Please file your lease agreements for the Griffin Properties as exhibits to the
       registration statement or tell us why you believe that your business is not
       substantially dependent on either of these leases.

Exhibit 5.1 – Legal Opinion

63.   We note that counsel has assumed that all persons executing any documents are
       duly authorized to do so. Please have counsel revise the opinion to clarify that
       such assumption does not apply to individuals acting on behalf of the registrant.

64.   The next-to-last paragraph states that the opinion is being delivered "solely" in
       accordance with the requirements of Item 601(b)(5) of Regulation S-K. This
       language is not appropriate because it could be construed as limiting investors'
       ability to rely on the opinion. Please file a revised opinion that omits this
       limitation on reliance.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael Rafter (via fax)